UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

_________________

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

LABOR READY, INC. 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Labor Ready, Inc.
1015 A Street
Tacoma, Washington 98402

REQUIRED INFORMATION

Labor Ready, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule of Assets (Held at End of Year)

Signatures

Exhibits

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee of the
Labor Ready, Inc. 401(k) Plan
Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of Labor Ready, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Labor Ready, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
April 29, 2004

Statements of Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan
December 31, 2003 and 2002

	2003	2002
Assets
Investments:
ING Fixed Account	$945,681	$732,648
ING Money Market Fund	72,411	66,485
ING Strategic Allocation Growth Fund	70,317	42,539
ING Strategic Allocation Balance Fund	52,547	42,618
ING Strategic Allocation Income Fund	88,887	62,134
ING Balanced Fund	106,949	63,560
ING Index Plus Large Cap Fund	399,372	304,715
ING Small Company Fund	237,473	117,143
ING International Growth Fund	356,577	223,103
AIM Premier Equity Fund	357,849	290,982
AIM Large Cap Growth Fund	308,870	--
INVESCO Growth Fund	--	220,612
Baron Growth Fund	450,294	258,401
Oppenheimer Main Street Fund	283,016	207,464
Templeton Growth Fund	279,704	146,807
Other miscellaneous mutual funds	299,905	115,976
Participant loans	180,443	146,249
Labor Ready, Inc. Common Stock Fund	2,562,615	1,283,295
Total investments	7,052,910	4,324,731

Contributions receivable:
Employer - employer stock	219,373	283,779
Employer - cash	10,227	24,470
Total contributions receivable	229,600	308,249

Total assets	7,282,510	4,632,980

Liabilities	--	--

Net assets available for benefits	$7,282,510	$4,632,980

See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits

Labor Ready, Inc. 401(k) Plan
Year Ended December 31, 2003

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$1,959,393
Dividend and interest income	70,045
Total investment income	2,029,438

Contributions:
Participant	1,256,063
Employer, net of forfeitures	229,600
Total contributions	1,485,663

Total additions to net assets	3,515,101

Deductions from Net Assets
Benefits paid to participants	862,771
Administrative fees	2,800
Total deductions from net assets	865,571

Net increase	2,649,530

Net Assets Available for Benefits
Beginning of year	4,632,980

End of year	$7,282,510

See notes to financial statements.

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan
December 31, 2003 and 2002

Note 1 - Description of Plan

The following description of Labor Ready, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who are 21 years of age or older and who have completed six months of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Participant Investment Options

Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $12,000 for 2003. Participants turning age 50 or older, may elect to defer additional amounts to the Plan (called “catch-up contributions”). The additional amounts may be deferred regardless of any other limitations on the amounts deferred to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

During 2003, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Participants must be employed as of the end of the year to receive the matching contribution.

Participants may direct the investment of their contributions, along with matching contributions, into various investment options offered by the Plan; currently a variety of mutual funds (underlying investments of the group annuity contract), a guaranteed interest account (the fixed account), and Company common stock.

Participant Accounts

Participant accounts are valued daily based on quoted market prices. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Participants are charged directly with costs associated with the funds and loan processing fees, as applicable. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(continued)

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan
December 31, 2003 and 2002

Note 1 - Description of Plan (concluded)

Vesting and Payments of Benefits

Participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service or upon death or disability. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Upon termination of employment, the Participant is entitled to receive the vested portion of his or her account. All distributions from the Plan are paid in one lump-sum payment in cash or, at the election of the Trustee, in property. If the vested amount is less than $5,000, the account is paid in a lump sum payment to the Participant within a reasonable timeframe. If the vested amount is more than $5,000, the Participant must consent to the distribution before it may be made.

Participant Loans and Withdrawals

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. The loans are secured by the balance in the participant’s account and are repaid through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time, determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan. Interest rates on loans outstanding at December 31, 2003 ranged from 9.00% to 9.50%, with maturities through May 2009.

A participant may make a withdrawal to satisfy certain immediate and heavy financial needs of the Participant provided the Participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions. Unallocated forfeitures as of December 31, 2003 and 2002 totaled approximately $60,100 and $66,500, respectively. For 2003, the Company approved a match totaling $229,600.

Plan Administration

ING Life Insurance and Annuity Company (ING) serves as the investment manager, record keeper and trustee for the Plan. The Plan is administered by an employee benefits committee, whose members are appointed by the Compensation Committee of the Board of Directors of the Company. Certain Plan investments are shares of registered investment company funds and a guaranteed interest account (the fixed account) managed by ING; transactions in these funds and account qualify as permitted party-in-interest transactions.

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan
December 31, 2003 and 2002

Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting and in conformity with US generally accepted accounting principles.

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments consist of a group annuity contract with ING (underlying assets are mutual funds and a guaranteed interest or fixed account), a Labor Ready, Inc. common stock fund, and participant loans.

Investments in mutual funds are reported at fair value based on quoted market prices. The fixed account (guaranteed interest contract) is not considered fully benefit responsive; therefore, it is reported at fair value. Participant loans are recorded at book value, which approximate fair value. The Labor Ready, Inc. common stock fund includes shares of Labor Ready, Inc. and cash, and is reported at fair value based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

Note 3 - Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 are as follows:

	2003	2002
Guaranteed interest contract:
ING Fixed Account (Interest rate: 3.95% for 2003 and 5.00% for 2002)	$945,681	$732,648
Mutual funds:
ING Index Plus Large Cap Fund	399,372	304,715
Baron Growth Fund	450,294	258,401
Other	2,514,505	1,599,423
Labor Ready, Inc. Common Stock Fund	2,562,615	1,283,295
Participant loans	180,443	146,249

Total investments	$7,052,910	$4,324,731

(continued)
                                                                                                              6

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan
December 31, 2003 and 2002

Note 3 - Investments (concluded)

During 2003, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$584,277
Labor Ready, Inc. Common Stock Fund	1,375,116

Net appreciation in fair value of investments	$1,959,393

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

Note 5 - Tax Status

The Company adopted a non-standardized Prototype Profit Sharing Plan with CODA, which received a favorable opinion letter from the Internal Revenue Service (IRS) on August 30, 2001 stating that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan sponsor believes the Plan is currently being operated in compliance with applicable requirements of the IRC.

Note 6 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

Net assets available for benefits per the financial statements	$7,282,510
Employer receivable	(229,600)

Net assets available for benefits per the Form 5500	$7,052,910

The following is a reconciliation of the employers contribution per the financial statements for the year ended December 31, 2003 to Form 5500:

Employer contributions per the financial statements	$229,600
Employer receivable	(229,600)

Employer contributions per Form 5500	$--

Notes to Financial Statements

Labor Ready, Inc. 401(k) Plan
December 31, 2003 and 2002

Note 7 - Administrative Fees

Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third party to perform certain administrative functions. The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

Note 8 - Subsequent Event

Effective May 2004, the Plan signed a new contract with ING, which will result in the selection of new investment funds.

Schedule of Assets Held for Investment Purposes

Labor Ready, Inc. 401(k) Plan
December 31, 2003

EIN #: 91-1287341
Plan #: 001

(a) and (b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

ING Aetna Financial Services*	Fixed Account	**	$945,681
	Money Market Fund	**	72,411
	Strategic Allocation Growth Fund	**	70,317
	Strategic Allocation Balance Fund	**	52,547
	Strategic Allocation Income Fund	**	88,887
	Balanced Fund	**	106,949
	Index Plus Large Cap Fund	**	399,372
	Small Company Fund	**	237,473
	International Growth Fund	**	356,577
	Bond Fund	**	33,218
	GNMA Income Fund	**	57,121
	Index Plus Small Cap Fund	**	53,168
	Value Opportunity Fund	**	6,026

AIM	Premier Equity Fund	**	357,849
	Large Cap Growth Fund		308,870

Baron Funds	Growth Fund	**	450,294

Fidelity	Advisor Mid Cap Fund	**	93,204

Oppenheimer Funds	Main Street Growth & Income Fund	**	283,016
	Capital Appreciation Fund	**	57,168

Franklin Templeton	Growth Fund	**	279,704

Labor Ready, Inc.*	Common Stock Fund	**	2,562,615

Participant loans	Secured by participant's vested interest in
	the Plan, with interest rates of 9.00% to
	9.50%, maturing through May 2009	**	180,443

			$7,052,910

* Represents party-in-interest.

** Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan, which is the Plan administrator of the Labor Ready, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Labor Ready, Inc. 401(k) Plan

By: Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan

/s/ Thomas J. Stonich
June 18, 2004	_____________________________________________________
Thomas J. Stonich, Vice President of Human Resources & Training

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement(s) on Form S-8 (Nos. 333-99049; 333-76420; 333-36191; 333-16455; 333-16459) under the Securities Act of 1933 of our report dated April 29, 2004, relating to the financial statements and supplemental schedule of the Labor Ready, Inc. 401(k) Plan, which appears in this Form 11-K.

/s/ McGladrey & Pullen, LLP

__________________________
McGladrey & Pullen, LLP
Tacoma, Washington
June 18, 2004